The Great Restaurant Development Holdings Limited

Ground Floor and 1st Floor

No. 73 Chung On Street

Tsuen Wan, New Territories

Hong Kong

December 13, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Nicolas Nalbantian

Re:	Great Restaurant Development Holdings Ltd Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted November 30, 2023 CIK No. 0001990643

Dear Mr. Nalbantian:

On behalf of The Great Restaurant Development Holdings Limited (the “Company”), we submit this letter in response to the comment letter dated November 8, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-1 submitted on November 30, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, the Amendment No. 3 to Registration Statement on Form F-1 (“Amendment No. 3”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Amendment No. 3.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 3.

Amendment No. 2 to Draft Registration Statement on Form F-1, Submitted November 30, 2023

Cover Page

1.	We note your response to comment 3 and reissue. We acknowledge the addition of page numbers to the risk factor cross-references included on the cover page. However, please add a cross-reference to the risk factor section as a whole, rather than to individual risk factors or sections, and please ensure that this cross-reference is highlighted by prominent type or in another manner. Please refer to Item 501(b)(5) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added a cross-reference to the risk factor section as a whole that reads “Investing in our ordinary shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 19 to read about factors you should consider before buying our ordinary shares” highlighted bold format in the cover page of the Amendment No. 3.

Prospectus Summary

Corporate Structure, page 7

2.	We note your response to comment 6 and reissue in part. We note your new disclosure states “Investors in our Ordinary Shares should be aware that they will not and may never directly hold equity interests in the Hong Kong operating subsidiary, First Grade, but rather purchasing equity solely in First Grade, our Cayman Islands holding company, The Great Restaurant Development Holdings Limited.” It appears that the inclusion of the second “First Grade” reference is a typo. Please clarify this disclosure to make clear that investors are not purchasing equity in First Grade, but rather in The Great Restaurant Development Holdings Limited.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure to correct the typographical error on both the cover page and page 7 in Amendment No. 3 when referring to the Cayman holding company, The Great Restaurant Development Holdings Limited.

Recent Regulatory Development in the PRC, page 14

3.	We note your response to comment 5 and reissue in part. If Robertsons and Beijing Dentons are providing opinions, please revise your disclosure to state that you have or will be receiving an opinion, rather than stating “as advised.” Alternatively, if Robertsons or Beijing Dentons are not providing an opinion, please state as much and explain in your disclosure why such an opinion was not obtained.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have removed the “as advised” statements on page 14 and stated that the relevant disclosures regarding recent regulatory development in the PRC will be opined on in the exhibits to be attached to Form F-1, when the Company decides to proceed with public filing.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Siu Ming Law
Siu Ming Law
Chief Executive Officer